SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                       American Biogenetic Sciences, Inc.
                       ---------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.001 per share
                 -----------------------------------------------
                         (Title of class of securities)

                                   024611 10 5
                                   -----------
                                 (CUSIP Number)

                             Leonard W. Suroff, Esq.
                       American Biogenetic Sciences, Inc.
                                1375 Akron Street
                            Copiague, New York 11726
                       -----------------------------------
                                  516-789-2600
            (Person Authorized to Receive Notices and Communications)

                                 October 1, 1998
                        ------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                                 Page 1 of 36 Pages

CUSIP No.   024611-10-5            13D             Page  2   of   36 Pages

--------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alfred J. Roach


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]

                                                                (b)  [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
                  PF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                      [ ]


    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES


      NUMBER OF           7    SOLE VOTING POWER
       SHARES                      8,195,250

    BENEFICIALLY          8    SHARED VOTING POWER
      OWNED BY                          -0-
        EACH

      REPORTING           9    SOLE DISPOSITIVE POWER
       PERSON                         8,195,250

         WITH            10    SHARED DISPOSITIVE POWER
                                         -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          8,195,250 (includes 3,000,000 shares issuable upon conversion of Class B Common Stock and 1,160,000 shares issuable upon exercise of options)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.7%   (52.8% of voting power of all outstanding securities)

    14   TYPE OF REPORTING PERSON*
                  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   024611-10-5            13D             Page  3   of   36 Pages

--------------------------------------------------------------------------------


Item 1.      Security and Issuer

         This statement relates to the Class A Common Stock, $.001 par value (the "Class A Common Stock"), of American Biogenetic Sciences, Inc. (the "Company"). The Company's principal executive offices are located at 1375 Akron Street, Copiague, New York 11726.

Item 2.  Identity and Background

                  (a) This statement is filed by Alfred J. Roach (the "Reporting Person").

                  (b) The residence address of the Reporting Person is Route 2-Kennedy Avenue, Guaynabo, Puerto Rico 00657.

                  (c) The Reporting Person is Chairman of the Board of Directors of the Company, the principal business address of which is 1375 Akron Street, Copiague, New York 11726.

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding of any violation with respect to such laws.

                   (f)     The  Reporting  Person  is a  citizen  of the  United
                           States.

Item 3.  Source and Amount of Funds or Other Consideration

         All purchases of the Company's capital stock to date by the Reporting Person have been made through the use of the Reporting Person's personal funds. No portion of the funds used by the Reporting Person to purchase capital stock of the Company has been provided from borrowed monies.

Item 4.  Purpose of Transaction

         The purpose of the acquisition of securities of the Company by the Reporting Person has been to make investments in the Company, which has also had the effect of the Reporting Person obtaining

CUSIP No.   024611-10-5            13D             Page  4   of   36 Pages

--------------------------------------------------------------------------------


and maintaining control of the Company. Except as noted below, the Reporting Person does not have any present plans or proposals (although the right to develop such plans or proposals is reserved) that relate to or would result in:
(i) the acquisition or the disposition of securities of the Company (although the Reporting Person may, but is not obligated to, purchase securities of the Company should the Company require additional funds); (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries (although neither the Company nor the Reporting Person is presently a party to any agreement or understanding with respect thereto, the Company is engaged in an acquisition strategy which, if successful, could result in a business combination of the Company with one or more entities which are unaffiliated with the Reporting Person; and the Reporting Person, as a director and stockholder of the Company reserves the right to vote to approve or disapprove of any such transaction); (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (except that the Company has received a letter from The Nasdaq Stock Market, Inc. to the effect that if the market price of the Company's Common Stock does not exceed $1.00 per share for ten consecutive trading days prior to December 24, 1998, the Company's Class A Common Stock will be delisted from such market on December 28, 1998); (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

CUSIP No.   024611-10-5            13D             Page  5   of   36 Pages

--------------------------------------------------------------------------------



Item 5.  Interest in Securities of the Issuer

             The following information is as at November 23, 1998:

             (a)(i)  Amount Beneficially Owned: 8,195,250

Consists of (i) 4,035,250 shares of Class A Common Stock; (ii) 3,000,000 shares of Class A Common Stock issuable upon conversion of the same number of shares of the Company's Class B Common Stock, $.001 par value ("Class B Common Stock"), each of which is owned by the Reporting Person and is convertible into one share of Class A Common Stock; (iii) 1,160,000 shares of Class A Common Stock which are not outstanding but which are subject to issuance upon exercise of options granted to the Reporting Person under the Company's stock option plans (the "Options"), all of which were fully exercisable on November 23, 1998. Each share of Class B Common Stock is entitled to ten times the number of votes of each share of Class A Common Stock.

             (ii) Percent of Class:  20.7% of Class A Common  Stock and 52.8% of
                  the voting power of the Company's Class A Common Stock and Class B Common Stock when voting together as a single class.

Percent of Class is based on 35,525,306 shares of Class A Common Stock outstanding on November 23, 1998 and assuming conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person and the exercise of the Options. Percent of voting power assumes the foregoing except that it assumes that the Class B Common Stock remains outstanding rather than being converted.

             (b) Number of shares to which such person has:

                        (i) sole power to vote or to direct the vote - 8,195,250
                       (ii) shared power to vote or to direct the vote - 0
                      (iii) sole  power  to dispose or to direct the disposition of -  8,195,250
                       (iv) shared power to dispose or to direct the disposition
                            of - 0

CUSIP No.   024611-10-5            13D             Page  6   of   36 Pages

--------------------------------------------------------------------------------



             (c) The following is a schedule of the transactions of the Reporting Person in the Company's capital stock since September 1, 1998:


     Date of                           Number of Shares                   Total Purchased
   Transaction       Class      Acquired         Disposed of    Price     or Disposed of
   -----------       -----      --------         -----------    -----     --------------

     10/1/98        Class A                      50,000         N/A         Gift
     10/1/98        Class B       500,000                        $.40625    From Company
     10/6/98        Class B       724,500                        $.3125     From Company
     10/27/98       Class A     4,000,000                        $.25       From Company
     10/29/98       Class A         5,000                        $.4265     Open Market
     10/29/98       Class A         5,000                        $.365      Open Market
     11/02/98       Class A                     860,000         N/A         Gifts

             (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Company owned by the Reporting Person.

             (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer.

             The Reporting Person does not have any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies, except for employee stock option agreements entered into between the Reporting Person and the Company under the Company's stock option plans.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1 -       Incentive  Stock  Option  Agreement  dated August 19,
                           1991 between the Company and the Reporting Person.

CUSIP No.   024611-10-5            13D             Page  7   of   36 Pages
--------------------------------------------------------------------------------


         Exhibit 2 -       Incentive  Stock Option  Agreement  dated October 25,
                           1991 between the Company and the Reporting Person.

         Exhibit 3 -       Incentive  Stock Option  Agreement  dated October 19,
                           1992 between the Company and the Reporting Person.

         Exhibit 4 -       Incentive  Stock Option  Agreement dated June 1, 1995
                           between the Company and the Reporting Person.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 1998

                                                        /s/ Alfred J. Roach
                                                            --------------------
                                                            Alfred J. Roach